

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2015

Via E-Mail
Christopher Wright, Esq.
Vice President and General Counsel
Pacific Ethanol, Inc.
400 Capitol Mall, Suite 2060
Sacramento, CA 95814

> **Re:** **Pacific Ethanol, Inc.**
> **Registration Statement on Form S-4**
> **Filed February 4, 2015**
> **File No. 333-201879**

Dear Mr. Wright:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of all materials prepared by the financial advisors and shared with the boards of directors and their representatives. This includes copies of the board books and all transcripts and video presentations.

2. Please note that all exhibits and appendices are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment or as soon as possible. Please note that we may have comments on these exhibits once they are filed, as well as the related disclosure in the filing. Please understand that we will need adequate time to review these materials before accelerating effectiveness.

Prospectus' Outside Cover Page

3. Please revise your descriptions of the merger to describe the transaction in clear, plain English. Please state simply that Pacific Ethanol will acquire Aventine through a merger.

4. Because this letter to shareholders also serves as soliciting material, strive for a balanced presentation. Where you include the boards' recommendation here and elsewhere, disclose with equal prominence that board members will directly benefit from the merger. In particular we note that Aventine board members have interests in the merger beyond those of most shareholders.

5. In addition to stating that the stockholders of Pacific Ethanol will continue to own their existing shares and the rights and privileges of their existing shares will not be affected by the merger, please disclose that they will experience dilution from the issuance of shares in this merger. Please revise the disclosure on page 2 under the heading "Q: What will Aventine stockholders receive in the merger for their shares?" as well.

Additional Information

6. In addition to specifying the date by which stockholders must request copies of documents incorporated by reference into the proxy statement/prospectus, please disclose that to obtain timely delivery of such information, stockholders must request the information no later than five business days before the date they must make their investment decision. See Item 2 of Form S-4.

Questions and Answers About The Merger, page 1

Q: Why is Pacific Ethanol asking to amend its Certificate of Incorporation to create a class of non-voting common stock?, page 5

7. Here and elsewhere in the prospectus as appropriate, please disclose the reason for structuring the merger consideration to include non-voting stock.

Q. Will the merger be taxable to stockholders of Aventine?, page 6

8. We note your disclosure that in order to maintain the tax free treatment of the merger, Pacific Ethanol is limited in the amount of non-voting common stock that may be issued. Please expand your disclosure to include more information regarding the limit of non-voting common stock that may be issued.

Q: Does Aventine's board of directors recommend that Aventine stockholders adopt the merger agreement and the transactions contemplated thereby? , page 8

9. Please disclose the aggregate value of the interests that Aventine's board has in this merger.

Q: Are there any Pacific Ethanol or Aventine stockholders already committed to vote in favor of the merger-related proposals?

10. Please disclose the number of stockholders Pacific Ethanol entered voting agreements with.

Summary, page 14

Conditions to Completion of the Merger, page 24

11. Please discuss the $10 price condition here and place the likelihood of meeting this condition in context by discussing Pacific Ethanol's most recent prices. We note the first risk factor.

Stockholders Agreements, page 26

12. Please fully explain the drag-along requirement.

Aventine Forward-Looking Financial Information, page 22

13. Please disclose why Aventine did not provide projections for the combined company.

Shares beneficially Owned by Directors and Executive Officers of Pacific Ethanol and Aventine, page 26

14. Please expand your disclosure to include the vote required for approval of the merger. See Item 3(h) of Form S-4.

The issuance of shares of Pacific Ethanol common stock and non-voting common stock to Aventine stockholders in the merger will substantially dilute the interest in Pacific Ethanol held by Pacific Ethanol stockholders prior to the merger, page 33

15. Please quantify to the extent possible the level dilution expected.

Aventine has significant indebtedness under a term loan facility…, page 37

16. Please disclose the status of covenant compliance.

Aventine is currently engaged in litigation stemming from contractual obligations to complete certain capacity expansions in Aurora, Nebraska, page 37

17. Please disclose with specificity the consequences of a negative outcome in this litigation.

<u>Aventine depends on rail, truck, and barge transportation for delivery of corn to it and the distribution of ethanol to its customers, page 42</u>

18. Please disclose the impact the litigation will have on the arrangements discussed here.

<u>Aventine, and some of its major customers, have unionized employees and could be adversely affected by labor disputes, page 42</u>

19. Please disclose any experience with work stoppages.

<u>The failure to integrate successfully the businesses of Pacific Ethanol and Aventine in the expected timeframe would adversely affect the combined company's future results following the completion of the merger, page 43</u>

20. To the extent estimable, please disclose the costs (or range of costs) expected to be incurred as a result of the merger. We note the disclosure on page 45 that the "exact magnitude" is currently unknown.

<u>Pacific Ethanol's ability to utilize net operating loss carryforwards and certain other tax attributes may be limited, page 45</u>

21. Please quantify to the extent possible the amount of potential lost benefit discussed here.

<u>Results of Operations, page 55</u>

22. On page 58, you state the $2 million increase in depreciation and amortization expense during the nine months ended September 30, 2014, was "primarily related to Aventine's Aurora facilities." Please revise to expand your explanation to identify the specific plants and describe the specific events that led to increased depreciation.

<u>The Proposed Merger, page 86</u>

23. We note your disclosure starting on page 88 regarding the discussion of an equity exchange transaction. Please tell us whether any alternative transactions were considered? If so, please revise your disclosure to discuss the alternative transactions that were considered, including why such alternative transactions were not pursued.

24. We note your disclosure on page 97 that on December 9, 2014 a representative of Akin Gump conducted a telephone conference call to discuss, among other things, the inclusion of Pacific Ethanol non-voting common stock as a component of the merger consideration. Please revise your prospectus to include disclosure regarding the discussions involving the addition of non-voting common stock to the merger consideration. Please make corresponding revisions to the Summary section.

Background of the Merger, page 88

25. Please revise the discussion in this section to describe in sufficient detail who initiated contact among the parties, identify all parties present at the meetings, explain the material issues discussed, and the positions taken by those involved in each meeting. We may have additional comments.

Recommendation of the Pacific Ethanol Board and its Reasons for the Merger, page 103

26. Please review and revise the disclosure throughout this section to clearly provide a reasonably detailed discussion that clearly elaborates on the conclusions drawn by the board as to the benefits or detriments of each factor. Additionally, disclose whether all factors deemed material were discussed in the prospectus. The current disclosure is often conclusory in nature or unclear. Please do the same for the recommendation section related to Aventine's board.

Risks and Potentially Negative Factors, page 104

27. Please explain how the first bullet represents a negative factor.

28. Please tell us why the financial presentation of Craig-Hallum and its opinion dated December 29, 2014 constitutes a risk and/or potentially negative factor.

29. Please tell us whether you considered including Aventine's $161,000,000 in debt as a negative factor to the merger.

Opinion of Craig-Hallum Capital Group, LLC, page 105

30. Please clarify whether the financial advisor reviewed the combined financial projections. We note they discussed them with management.

31. Please revise to provide expanded disclosure concerning the methodology and criteria used in selecting the companies and transactions analyzed, including whether any companies or transactions meeting the criteria were excluded.

Recommendation of the Aventine Board and its Reasons for the Merger, page 114

Risks and Potentially Negative Factors, page 116

32. Please disclose whether the fact that the financial adviser did not assess similar companies or transactions was a factor in the board's determination.

Opinion of Financial Advisor to the Aventine Board, page 117

33. We note the limitation on reliance by "any other person," which presumably includes shareholders, appearing in the Duff & Phelps opinion and the descriptions thereof appearing in the prospectus. Please disclose the basis for Duff & Phelps' belief that shareholders cannot rely upon the opinion including (but not limited to) whether Duff & Phelps intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law. Describe whether the governing state law has addressed the availability of such a defense to Duff & Phelps in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction. Also disclose that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law or the rights and responsibilities of either Duff & Phelps or the board of directors under the federal securities laws.

34. We note your disclosure on page 118 that Duff & Phelps reviewed the publicly traded securities of certain other companies and analyzed certain transactions that Duff & Phelps deemed relevant. Please reconcile such disclosure with your disclosure on page 120 that Duff & Phelps was neither able to identify any relevant transactions nor able to analyze any public companies that were sufficiently comparable.

Discounted Cash Flow, page 120

35. Please disclose the conclusions of this analysis in clear, plain English.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 153

35. Please tell us what consideration you have given to including an adjustment to your pro forma balance sheet for direct, incremental transaction costs related to the business combination that are not yet reflected in the historical financial statements. See Article 11-02(b)(6) of Regulation S-X.

Preliminary Estimated Purchase Price Consideration, page 157

36. We note that your purchase price allocation results in a bargain purchase gain. Please confirm to us that you have reassessed whether you have correctly identified all of the assets acquired and all of the liabilities assumed and that you have properly measured the consideration transferred. Please address why you believe that it is reasonable that this transaction would result in a bargain purchase gain. See ASC 805-30-25-4 for reference.

37. We note your disclosure that "based on your preliminary analysis, no material identifiable intangible assets have been determined" and that none of the purchase price has been allocated to any identifiable intangible assets. We further note that you disclose that "some of Aventine's customer base has purchased ethanol from Aventine for over ten years," on page 52. Given this, please tell us what consideration was given to identifying customer based intangibles based on the contractual or separability criteria in ASC 805.

38. We note that Aventine leases certain assets such as rail cars, barges, buildings and equipment under noncancelable operating leases as disclosed on page F-14. Please tell us what consideration was given to identifying whether the terms of those leases are favorable or unfavorable when establishing your preliminary estimated purchase price allocation. See ASC 805-20-25-12.

Disclosure of Pacific Ethanol Capital Stock, page 160

Non-Voting Common Stock, page 161

39. Please revise your disclosure to state that the non-voting common stock will not be listed on the NASDAQ. We note the disclosure on page 129.

Aventine Renewable Energy Holdings Inc. Notes to the Condensed Consolidated Financial Statements (Unaudited)
Commitments and Contingencies, page F-15

40. We note the two loss contingencies concerning Aurora Cooperative Elevator Company. For each of these contingencies you state on page F-36 that you are "unable to determine the impact such litigation will have." Please explain to us the reasons you cannot estimate the reasonably possible additional loss or range of loss for each of these contingencies, including (1) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.

Pacific Ethanol Form 10-K for the period ended December 31, 2013

Item 1. Business

41. Please revise future filings to disclose the amount of revenue earned in each period from the sale of ethanol and the sale of co-products. Please revise your discussion of the results of operations on page 30 to clarify how the changes in quantities produced and related pricing impacted your results. Refer to ASC 280-10-50-40 and Item 303 of Regulation S-K. Please provide us with an example of your intended future 10-K disclosure and revise your Form S-4 to include this information, as well.

Risk Factors, page 16

42. We note in your risk factors that your business is materially dependent on a small number of third-party suppliers. In future filings please disclose the amount of revenue generated from the sales of ethanol as a result of these third party suppliers. Please provide us with an example of the disclosure using actual numbers for the years currently presented.

Revenue Recognition, page 38

43. In future filings, please quantify the amount of sales in each period that was earned as a producer, a merchant and as an agent. Please provide us with example of your intended future 10-K disclosure and revise your Form S-4 to include this information, as well.

Litigation – general, page F-37

44. We note your disclosure regarding the litigation with GS CleanTech. Specifically, we note your statement, "the Company does not expect that any of its pending legal proceedings will have a material financial impact on the Company's operating results." In future filings, please clarify whether there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to your operating results, financial position, liquidity, or a decision to buy or sell your securities. If so, please disclose an estimate of the amount or range of possible loss or a statement that such an estimate cannot be made. See ASC 450-20-50.

Fair Value Measurements, page F-38

45. You disclose the significant unobservable inputs used in developing the fair value of your warrants which are classified as a Level 3 measurement. Given that your warrants carried at fair value are a critical accounting policy, please revise your future filings to address the sensitivity disclosures required by ASC 820-10-50-2(g).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ameen Hamady (Staff Accountant) at 202-551-3891 or Terence O'Brien (Accounting Branch Chief) at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or Craig Slivka (Special Counsel) at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
      Larry A. Cerutti, Esq.
      Troutman Sanders LLP
      5 Park Plaza, Suite 1400
      Irvine, CA 92614-2545